EXHIBIT 99.7

                              ASSIGNMENT AGREEMENT


THIS AGREEMENT made as of the 2nd day of May, 2005

BETWEEN:

      EASTERN TECHNOLOGY SEED INVESTMENT FUND LIMITED PARTNERSHIP, a limited partnership formed under the laws of the Province of Ontario

      (hereinafter called the "Assignor")

                                     - and -

      YM BIOSCIENCES INC., a corporation existing under the laws of the Province of Nova Scotia

      (hereinafter called the "Assignee")

WHEREAS Delex Therapeutics Inc. (the "Corporation") is indebted to the Assignor as at the date hereof in the aggregate principal amount of $104,958.90 (the "Indebtedness") as evidenced by a promissory note dated May 2, 2005 (the "Instrument");

AND WHEREAS the Assignor has agreed to assign, transfer and convey the Indebtedness to the Assignee on the terms and conditions hereinafter set out;

NOW THEREFORE, in consideration of the respective covenants and agreements set out below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree with each other as follows:

1.    Assignment. The Assignor hereby assigns, transfers and sets over:

      (a)   the Indebtedness; and

      (b)   the Instrument.

2. The Assignor herewith delivers to the Assignee the original Instrument, properly endorsed for transfer, free and clear of all liens, encumbrances and adverse claims (the "Assignment"), of any nature whatsoever and the Assignee hereby accepts such Assignment.

3. Consideration. In consideration for the Assignment, the Assignee agrees to issue to the Assignor 33,320 common shares in the capital of the Assignee at an issue price of $3.15 per common share.

4. Representations, Warranties and Covenants of the Assignor. The Assignor represents, warrants and covenants to the Assignee that:

      (a) the Assignor has not previously assigned, released, postponed, discharged or encumbered the Indebtedness in whole or in part;

      (b) the Assignor has the legal right and authority to convey to the Assignee all of its right, title and interest in and to the Indebtedness;

      (c)   the Assignor holds no security for the payment of the Indebtedness;

      (d) the Assignor is resident in, or otherwise subject to the laws of, the Province of Ontario, and is an "accredited investor" as defined in Ontario Securities Commission Rule 45-501 Exempt Distributions;

      (e) the Assignee is not a U.S. Person nor a person in the United States and the Assignee is not acquiring such common shares for the account or benefit of a U.S. Person or a person in the United States. As used herein, the terms "United States" and "U.S. Person" have the meanings ascribed to them in Regulation S under the United States Securities Act of 1933, as amended;

      (f) the Assignor has the necessary capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations and has taken all necessary corporate action in respect thereof;

      (g) this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid, binding and enforceable obligation of, the Assignor; the entering into of the Agreement and the transactions contemplated will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of the Assignor or of any agreement, written or oral, to which the Assignor may be a party or by which it is or may be bound; and

      (h) the Assignor covenants and agrees that it will not, at any time hereafter, accept payment of the Indebtedness or any part thereof, or do any act by which the Assignee may be prevented or hindered from obtaining payment of the Indebtedness or enforcing the Security.

5. Representations and Warranties of the Assignee. The Assignee represents and warrants to the Assignor that:

      (a) the Assignee acknowledges that the Assignor makes no representations or warranties concerning the Indebtedness and the Assignee accepts the Indebtedness in its present state without any recourse to the Assignor or claims for indemnity against the Assignor for any defect;

      (b) the Assignee will execute and deliver all documentation as may be required by all applicable securities laws to permit the issuance of the common shares in the capital of the Assignee on the terms herein set forth;

      (c) the Assignee has the necessary capacity and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations and has taken all necessary corporate action in respect thereof; and

      (d) this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid, binding and enforceable obligation of, the Assignee; the entering into of the Agreement and the transactions contemplated will not result in the violation of any of the terms and provisions of constating documents of the Assignee or of any agreement, written or oral, to which the Assignee may be a party or by which it is or may be bound.

6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior oral or written understandings, agreements or contracts with respect thereto.

8. Binding Agreement. This Agreement may not be assigned by either party without the prior written consent of the other party. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, legal personal representatives, successors (including any successor by reason of amalgamation or statutory arrangement of any party) and permitted assigns.

9. Further Assurances. Each party shall do such acts and shall execute such further documents, conveyances, deeds, assignments, transfers and the like, and will cause the doing of such acts and will cause the execution of such further documents as are within its powers and as any other party may, in writing, at any time and from time to time reasonably request to be done and/or executed, in order to give full effect to the provisions of this Agreement and the documents delivered at closing.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.



                                    EASTERN   TECHNOLOGY  SEED  INVESTMENT  FUND
                                    LIMITED PARTNERSHIP,  by its general partner
                                    Eastern Technology Seed Fund Management Ltd.


                                    By: /s/ Edward Anderson
                                       -----------------------------------------
                                       Name:  Edward Anderson
                                       Title: President


                                    By: /s/ J.R. Hall
                                       -----------------------------------------
                                       Name:  J.R. Hall
                                       Title: Investment Officer


                                    YM BIOSCIENCES INC.


                                    By: /s/ David Allan
                                       -----------------------------------------
                                       David Allan
                                       Chief Executive Officer